Exhibit 21.1

Cars.com, Inc. Subsidiary List

Entity	State of Incorporation/Formation
Cars.com Holdings, Inc.	Delaware
Cars.com Holdings, LLC	Delaware
Cars.com, LLC	Delaware
DealerRater Canada, LLC	Massachusetts
DealerRater.com, LLC	Massachusetts
DMR Holdings, Inc.	Delaware
DR Media Holdings, LLC	Delaware